SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Henderson, Frederick A. (Last) (First) (Middle) 300 Renaissance Center, P.O. Box 300 Mail Code: 482-C38-B71 (Street) Detroit, MI 48265-3000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol General Motors Corporation GM & GMH 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 21, 2003 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Group Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
General Motors Common Stock, $1-2/3 Par Value				8,529	D
General Motors Common Stock, $1-2/3 Par Value				4,058	I	Trust (1)
GM Class H Common Stock, $.10 Par Value				1,188	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Henderson, Frederick A. - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	$50.46	01/07/2002	M | V	(A) 18,334	Current | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 18,334		18,334	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$50.46	01/07/2002	M | V	(A) 18,333	01/07/2004 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 18,333		18,333	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$50.46	01/07/2002	M | V	(A) 18,333	01/07/2005 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 18,333		18,333	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$50.82	02/04/2002	M | V	(A) 11,668	02/04/2003 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 11,668		11,668	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$50.82	02/04/2002	M | V	(A) 11,666	02/04/2004 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 11,666		11,666	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$50.82	02/04/2002	M | V	(A) 11,666	02/04/2005 | 02/05/2012	General Motors Common Stock, $1-2/3 Par Value - 11,666		11,666	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	$40.05	01/21/2003	M |	(A) 18,334	01/21/2004 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 18,334		18,334	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	$40.05	01/21/2003	M |	(A) 18,333	01/21/2005 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 18,333		18,333	D
GM Stock $1-2/3 Par Value Option (Right To Buy) (2)	$40.05	01/21/2003	M |	(A) 18,333	01/21/2006 | 01/22/2013	General Motors Common Stock, $1-2/3 Par Value - 18,333		18,333	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$40.07				Current | 02/06/2006	General Motors Common Stock, $1-2/3 Par Value - 2,492		2,492	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$44.73				Current | 02/04/2007	General Motors Common Stock, $1-2/3 Par Value - 12,911		12,911	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$46.59				Current | 01/13/2008	General Motors Common Stock, $1-2/3 Par Value - 18,030		18,030	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$71.53				Current | 01/12/2009	General Motors Common Stock, $1-2/3 Par Value - 20,434		20,434	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$75.50				Current | 01/11/2010	General Motors Common Stock, $1-2/3 Par Value - 30,000		30,000	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$52.35				Current | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 30,001		30,001	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$52.35				01/08/2004 | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 14,999		14,999	D
GM Stock $1-2/3 Par Value Phantom Stock Units (3)	1:1				(3) | (3)	General Motors Common Stock, $1-2/3 Par Value - 16,639		16,639	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Martin I. Darvick - POA for Frederick A. Henderson Page 2 SEC 1474 (3-99)

Henderson, Frederick A. - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for General Motors Corporation GM & GMH

Form 4 - January 2003

Frederick A. Henderson
300 Renaissance Center, P.O. Box 300
Mail Code: 482-C38-B71
Detroit, MI 48265-3000
Explanation of responses:

 (1)   Shares held in trust under General Motors Stock Purchase Program as of 12/31/02. State Street Bank & Trust Co., Trustee. Shares owned pursuant to Rule 16b-3 exempt employee savings plan.
(2)   Employee stock options granted pursuant to Rule 16b-3 qualified General Motors Stock Incentive Plan.
(3)   The Phantom Stock Units were accrued under the Rule 16b-3 qualified General Motors Deferred Compensation Plan and are to be settled in cash upon my retirement. Dividend equivalents are earned on each Phantom Stock Unit. Units held as of 12/31/02.

Page 3